Exhibit 99.3

3 E NETWORK TECHNOLOGY GROUP LIMITED
INDEX TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pages
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2024 and June 30, 2024	F-2
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Six Months ended December 31, 2024 and 2023	F-3
Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the Six Months ended December 31, 2024 and 2023	F-4
Unaudited Consolidated Statements of Cash Flows for the Six Months ended December 31, 2024 and 2023	F-5
Notes to Interim Unaudited Consolidated Financial Statements	F-6 – F-21

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US$, except for share and per share data, or otherwise stated)

	As of December 31, 2024	As of June 30, 2024
Assets
Current assets:
Cash and cash equivalents	$71,590	$51,809
Accounts receivable, net	2,683,251	2,098,227
Deposits, prepayments and other current assets	424,689	41,461
Due from related parties – current	5,936	32,013
Total current assets	3,185,466	2,223,510

Property and equipment, net	8,675	11,216
Deferred IPO costs	2,132,303	1,520,975
Deferred tax assets, net	39,872	104,857
Total assets	5,366,316	3,860,558

Liabilities and equity
Current liabilities:
Accounts payable	$800,000	$206,407
Advance from customers	1,612	1,009
Accrued expenses and other liabilities	237,846	295,504
Due to related party – current	63,000	—
Tax payable	384,690	218,918
Total current liabilities	1,487,148	721,838

Due to a related party – non-current	85,567	402,202
Total Liabilities	1,572,715	1,124,040

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value; 400,000,000 shares authorized; 10,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024)	1,000	1,000
Class B Ordinary Shares ($0.0001 par value; 100,000,000 shares authorized; nil shares issued and outstanding as of December 31, 2024 and June 30, 2024)	—	—
Statutory reserve	94,374	64,474
Retained earnings	3,878,142	2,838,715
Accumulated other comprehensive loss	(179,915)	(167,671)
Total shareholders’ equity	3,793,601	2,736,518
Total Liabilities and shareholders’ equity	$5,366,316	$3,860,558

The accompanying notes are an integral part of these interim unaudited financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US$, except for share and per share data, or otherwise stated)

	For the six months ended December 31
	2024	2023
Revenues
Software development services	$3,128,203	$2,971,671
Exhibition and conference services	—	—
Hardware sales	—	210
Others	—	230
Total revenues	3,128,203	2,972,111

Cost of revenues
Software development services	1,528,919	1,891,256
Exhibition and conference services	—	—
Hardware sales	—	57
Others	—	—
Taxes and other surcharges	5,623	13,488
Total cost of revenues	1,534,542	1,904,801

Gross profit	1,593,661	1,067,310

Operating expenses
Sales and marketing expenses	—	2,085
General and administrative expenses	199,513	129,772
Research and development expenses	149,785	119,437
Exchange (gain)/loss	(21,150)	25,237
Total operating expenses	328,148	276,531

Income from operations	1,265,513	790,779

Other income, net	1,582	10,117

Income before income tax	1,267,095	800,896
Income tax expenses	197,768	116,503
Net income	$1,069,327	$684,393
Other comprehensive income
Foreign currency translation (loss)/income	(12,244)	42,311
Total comprehensive income	$1,057,083	$726,704

Weighted average number of ordinary shares outstanding:
Class A Ordinary Shares – Basic and diluted*	10,000,000	10,000,000
Class B Ordinary Shares – Basic and diluted*	—	—
Earnings per ordinary share
Class A Ordinary Shares – Basic and diluted*	$0.11	$0.07
Class B Ordinary Shares – Basic and diluted*	$—	$—

____________

*	The shares and per share data are presented on a retroactive basis to reflect the stock split.

The accompanying notes are an integral part of these interim unaudited financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In US$, except for share and per share data, or otherwise stated)

	Ordinary Shares
	Number of Class A ordinary shares*	Amount	Number of Class B ordinary shares*	Amount	Subscription receivable	Statutory reserve	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance at, July 1 2023	10,000,000	$1,000	—	$—	$(1,000)	$47,058	$1,307,784	$(158,390)	$1,196,452
Net income for the period	—	—	—	—	—	—	684,393	—	684,393
Settlement of subscription receivable	—	—	—	—	1,000	—	—	—	1,000
Transfer to statutory reserve	—	—	—	—	—	32	(32)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	42,311	42,311
Balance at, December 31, 2023	10,000,000	$1,000	—	$—	$—	$47,090	$1,992,145	$(116,079)	$1,924,156
Balance at, July 1, 2024	10,000,000	$1,000	—	$—	$—	$64,474	$2,838,715	$(167,671)	$2,736,518
Net income for the period	—	—	—	—	—	—	1,069,327	—	1,069,327
Transfer to statutory reserve	—	—	—	—	—	29,900	(29,900)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(12,244)	(12,244)
Balance at, December 31, 2024	10,000,000	$1,000	—	$—	$—	$94,374	$3,878,142	$(179,915)	$3,793,601

____________

*   The shares and per share data are presented on a retroactive basis to reflect the stock split.

The accompanying notes are an integral part of these interim unaudited financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US$, except for share and per share data, or otherwise stated)

	For the six months ended December 31,
	2024	2023
Cash flows from operating activities
Net income	$1,069,327	$684,393
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,534	3,384
Allowance for credit losses	62,094	37,366
Deferred tax	65,626	91,275
Changes in assets and liabilities
Accounts receivable	(1,193,399)	(144,789)
Deposits, prepayments and other current assets	(390,214)	3,182
Accounts payable	589,009	96,755
Tax payable	165,848	54,179
Advance from customers	618	110
Due from related parties	444	490
Due to related party	63,000	—
Accrued expenses and other liabilities	(45,437)	41,308
Net cash provided by operating activities	389,450	867,653

Cash flows from financing activities
Capital contribution from shareholders	—	1,000
Deferred IPO cost	(35,928)	(663,155)
Loans received from a related party	50,859	42,663
Repayment of loans to a related party	(370,541)	(176,416)
Net cash used in financing activities	(355,610)	(795,908)

Effect of exchange rate changes on cash and cash equivalents	(14,059)	22,926

Net increase in cash and cash equivalents	19,781	94,671

Cash and cash equivalents at beginning of the period	51,809	19,396
Cash and cash equivalents at end of the period	$71,590	$114,067

The accompanying notes are an integral part of these interim unaudited financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

3 E Network Technology Group Limited (the “Company” or “3e Network”), was incorporated in the British Virgin Islands, or BVI, on October 6, 2021. The Company, through its subsidiaries (collectively, the “Group”), is primarily engaged in providing business-to-business information technology (“IT”) business solutions for companies in the People’s Republic of China (the “PRC” or “China”). The Company conducts its primary business operations through Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”) and Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”), indirect wholly-owned subsidiaries based in PRC that were incorporated on May 26, 2017 and January 17, 2023, respectively. The Company is ultimately controlled by Mr. Joseph Shu Sang Law, our Chairman and Director.

a. Subsidiaries

As of December 31, 2024, the detailed information of the Group’s consolidated subsidiaries is summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	October 8, 2018	100%	British Virgin Islands	Investment holding

3e Network Technology Company Limited (“HK 3e Network”)	August 30, 2020	100%	Hong Kong	Investment holding and sales and marketing

Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)	May 26, 2017	100%	China	IT consulting and solutions service

Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)	January 17, 2023	100%	China	IT consulting and solutions service

b. Stock Split

On January 3, 2024, the Company filed the Amended and Restated Memorandum and Articles of Association (“Amended and Restated Articles”) with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of the date hereof, there are 10,000,000 issued and outstanding Class A Ordinary Shares of the Company.

2. Summary of Significant Accounting Policies

a) Basis of presentation

The Group’s unaudited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In the opinion of the Group, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of December 31, 2024, and its results of operations for the six months ended December 31, 2024 and 2023. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Group’s audited financial statements and note thereto as of and for the years ended June 30, 2024 and 2023.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

b) Principles of consolidation

The Group’s unaudited consolidated financial statements include the accounts of the Company and its subsidiaries from the dates they were incorporated or acquired. All inter-company transactions and balances have been eliminated upon consolidation.

c) Use of estimates

The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit losses, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

d) Foreign currency translation and transactions

The Group’s reporting currency is US dollars (“US$”). The Group’s operations are principally conducted through its subsidiaries located in the PRC where RMB is the functional currency. For those subsidiaries which are not located in mainland PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report, representing the certified exchange rate published by the People’s Bank of China:

	As of December 31, 2024	As of June 30, 2024
RMB into US$ for balance sheet items, except for equity accounts	7.2993	7.2672
HKD into US$ for balance sheet items, except for equity accounts	7.7677	7.8083

	For the six months ended December 31
	2024	2023
RMB into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.1767	7.2347
HKD into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.7870	7.8189

No representation is intended to imply that the RMB and HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

e) Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

f) Accounts receivable, net

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for credit losses is the Group’s reserve for uncollectible receivable amounts which is estimated using the approach based on expected losses. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual credit losses. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

i)  Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Leasehold improvement	Shorter of 3 years or lease term
Furniture, fixture and other equipment	2 – 3 years
Electronic equipment	3 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

For the six months periods ended December 31, 2024 and 2023, the Group did not recognize any gain or loss from disposal of property and equipment.

j) Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the six months ended December 31, 2024 and 2023, the Group did not recognize any impairment loss on long-lived assets.

k) Deferred IPO costs

Deferred IPO costs consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

l)  Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, net, due from related parties, accounts payable and due to a related party. The carrying values of these financial instruments approximate fair values due to their short maturities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This note also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Group evaluates its hierarchy disclosures each quarter.

m) Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the contracted goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Software development services

Revenues generated from software development services is earned by the Group to design software system based on client’s specification or provide them with standard software. The identified promises include (1) developing software according to client specification, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to client, (4) providing training on the use of software, and (5) option to purchase warranty. The single performance obligation identified is to develop software according to client specification. Promises (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Promises (4) and (5) identified above are immaterial when considered both qualitative and quantitative factors of these performance obligations. In the same contract, the Company provides a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so the Company does not consider it as a separate performance obligation. The costs to the Company in fulfilling its obligation under the warranty clause have been immaterial. The sole performance obligation identified is the developing, testing and deployment, and delivery of software. The Group is the principal party in fulfilling the identified performance obligation. The revenue is recognized at a point in time when it delivers the software to the client for acceptance testing and the acceptance report is signed, which represents the point in time which the performance obligation is satisfied and when the control of the software is transferred to the client.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring software to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the software development services.

Exhibition and conference services

Revenues generated from exhibition and conference services is earned by the Group to provide IT services to exhibition or conference organizers. The service includes gates, ticketing machine, ticket reader, face recognition equipment, health code reader and personnel required to operate the equipment. The service contract is usually for a fixed period covering the set-up time and the exhibition or conference period. For this type of service, the series of tasks discussed above are interrelated and cannot be separated or differentiated, because the goal of the clients is to have a usable system for the exhibition and conference. They cannot benefit from individual task. The single performance obligation identified is the complete service is provided to the client during the contract period. The Group is the principal party in fulfilling the identified performance obligation. The control of the service is transferred to the client at a point in time when the complete service is provided to the client, as the client can only be benefited when the complete service is provided. Thus the revenue is recognized at a point in time when the provision of service is completed.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for providing the service to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the exhibition and conference services.

Hardware sales

Revenue generated from hardware sales when the Group provides sales of gates, blue-tooth door key and face recognition device which are usually used in conjunction with the software system developed by the Group. The hardware can be provided with or without the installation services. The covenants identified are the provision of hardware and the installation service. For this type of revenue, the installation service is relatively immaterial compared to the hardware sales as it is usually free of charge and is only an accessory process to make the hardware operable. The single performance obligation identified is the provision of hardware to the customers. The recognition of the revenue is when the customer has confirmed the receipt of the hardware, which is the point in time that the control of the product is transferred to the customer and the performance obligation is satisfied.

The Group presents the revenue generated from its hardware sales on a gross basis as the Group is the principal party in satisfying the performance obligation. The Group has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Consideration from product sales is recorded net of value-added tax, and there is no variable consideration exists in the hardware sales. There is also no sales return from the hardware sales after the customer has confirmed the receipt of hardware.

Others

Revenues generated from others represent the usage based fees the Group charged for a percentage of payments that passed through the Group’s software system, which is mainly used by property management company for collecting management fee. The single performance obligation identified is the provision of service for customer to collect relative payment. Proceeds allocated to others are recognized as revenue when the payment is completed, which is the point that the control of the service is transferred to the customer.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Contract balance

When a revenue contract has been performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Contract balances consist of accounts receivable, contract assets and contract liabilities.

Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. As of December 31, 2024 and June 2024, the Group does not have any contract assets.

Contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. For the six months ended December 31, 2024 and 2023, all contract liability at the beginning of the reporting period has been recognized as revenue during the years. The Group’s advance from customers amounted to $1,612 and $1,009 as of December 31, 2024 and June 30, 2024, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

n) Cost of revenues

Cost of revenues primarily consist of cost of service provided, hardware cost, staff payroll and welfare, depreciation and other miscellaneous expenses.

o) General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits of management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, utilities and other office expenses.

p) Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, and other expenses related to technology and development functions. The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

q) Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

r) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from software development services, exhibition and conference services, hardware sales and others. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 3% for small-scale value-added taxpayers providing services. Since March 1, 2020, the Treasury Department in PRC has announced various preferential tax treatment on VAT for small-scale value-added taxpayers. Taxation Announcement 2020#13 stated from March 1, 2020 to May 31, 2020, small-scale value-added taxpayers other than in Hubei province would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT. Taxation Announcement 2020#24 extended the above preferential tax policy to December 31, 2020. In 2021, Taxation Announcement 2021#11 announced that from April 1, 2021 to December 31, 2021, small-scale value-added taxpayers with monthly sales of less than RMB150,000 will be exempt from VAT. Taxation Announcement 2022#15 stated that from April 1, 2022 to December 31, 2022, small-scale VAT taxpayers shall be exempt from VAT on taxable sales that used to subject to 3% VAT tax rate. Taxation Announcement 2023#1 stated that from January 2, 2023 to December 31, 2023, small-scale VAT taxpayers would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT.

s) Uncertain tax positions

The Group uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the periods ended December 31, 2024 and 2023, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 or June 30, 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

t) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Group’s management team. Consequently, the Group has determined that it has only one reportable operating segment.

u) Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

v) Earnings (loss) per share

Earnings (loss) per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the six months ended December 31, 2024 and 2023, there were only Class A Ordinary Shares issued and outstanding, so the two-class method is not applicable as no participating securities existed.

Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

w)  Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of both December 31, 2024 and June 30, 2024, there were no contingent liabilities relating to litigations against the Group.

x) Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended June 30, 2023. The Company has adopted the amendments with no material change to the Group’s balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

y) Reclassification

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no impact on net earnings and financial position.

z) Recent issued or adopted accounting standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this ASU are in response to the U.S. Securities and Exchange Commission’s (SEC) Release No. 33-10532, Disclosure Update and Simplification, in which the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Group is still evaluating the impact of this amendment to the Group’s consolidated financial position, results of operations and cash flow.

In December 2023, the FASB issued ASU 2023-09, “Improvement to Income Tax Disclosure”. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

3. Accounts Receivables, net

	As of December 31, 2024	As of June 30, 2024
	US$	US$
Less than 6 months	2,276,202	1,530,290
More than 6 months but less than 1 year	379,825	518,615
More than 1 year	135,504	96,028
	2,791,531	2,144,933
Allowance for credit losses	(108,280)	(46,706)
Total	2,683,251	2,098,227

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. Accounts Receivables, net (cont.)

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$
Balance as of July 1, 2023	—
Addition	(46,981)
Write off	—
Effect of exchange rate difference	275
Balance as of June 30, 2024	(46,706)
Addition	(62,094)
Write off	—
Effect of exchange rate difference	520
Balance as of December 31, 2024	(108,280)

For the six months ended December 31, 2024 and for the year ended June 30, 2024, US$62,094 and $46,981 credit losses expense was recognized against its accounts receivable.

4. Deposits, Prepayments and Other Current Assets

	As of December 31, 2024	As of June 30, 2024
	US$	US$
Deposits for purchase of vehicle	—	25,358
Prepaid software development expense	408,724	—
Prepaid social insurance	8,232	8,206
Deposit for office lease	7,045	7,076
Other current assets	688	821
Deposits, prepayments and other current assets	424,689	41,461

5. Property and Equipment, Net

	December 31, 2024	June 30, 2024
	US$	US$
Electronic equipment	122,404	122,945
Furniture, fixtures and other equipment	2,033	2,042
Leasehold improvement	10,987	11,035
Property and equipment, cost	135,424	136,022
Less: accumulated depreciation	(126,749)	(124,806)
	8,675	11,216

Depreciation expenses for the six months ended December 31, 2024 and 2023 were approximately $2,534 and $3,384, respectively.

For the six months ended December 31, 2024 and 2023, no impairment loss was recognized for the Group’s property and equipment.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. Accrued Expenses and Other Liabilities

	December 31, 2024	June 30, 2024
	US$	US$
Payroll payables	223,811	269,359
Accrued professional fees	14,035	26,145
Accrued expenses and other liabilities	237,846	295,504

7. Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to its respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Our subsidiary, HK 3e Network, is a Hong Kong entity subject to the two-tier profits tax rates system, which was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong, and applies for a year of assessment commencing on or after 1 April 2018.

Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%.

In respect of dividends paid to HK 3e Network by Guangzhou 3e Network and Guangzhou Sanyi Network, under Hong Kong’s Foreign-sourced Income Exemption regime effective from 1 January 2023, income arising in or derived from a territory outside Hong Kong (such as dividends) received by a Hong Kong entity which is a multinational enterprise entity (“MNE entity”) carrying on business in Hong Kong may be regarded as specified foreign-sourced income which will be deemed to be sourced from Hong Kong and chargeable to profits tax, subject to certain exemptions. In addition, payments of dividends from our Hong Kong subsidiary to its shareholder(s) are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Group’s PRC subsidiaries are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

For the six months ended December 31, 2024 and 2023, the income tax rate of the Group’s PRC subsidiaries is 25%.

	For the six months ended December 31
	2024	2023
	US$	US$
Current tax expense	132,142	25,228
Deferred tax expense	65,626	91,275
Income tax expenses	197,768	116,503

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes (cont.)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	For the six months ended December 31,
	2024	2023
	US$	US$
Income before income tax expense	1,267,095	800,896
PRC statutory income tax rate	25%	25%
Income tax at PRC statutory income tax rate	316,774	200,224
Difference due to preferential tax	(94,614)	(53,863)
Super deduction of qualified R&D expenditures	(37,446)	(29,859)
Non-deductible items	110	—
Utilization of tax loss carried forward	(61,887)	(91,275)
Realization of deferred tax assets	74,831	91,275
Income tax expense	197,768	116,503

The Group’s deferred tax assets at December 31, 2024 and June 30, 2024 were as follows:

	As of December 31, 2024	As of June 30, 2024
	US$	US$
Deferred tax assets	39,872	104,857
Less, valuation allowance	—	—
Deferred tax assets, net	39,872	104,857

Deferred tax assets represented net operating losses (NOLs) carryforward and accrued credit losses expense. Total NOLs carryforwards of the Group’s subsidiary in mainland China is RMB989,572 and RMB2,708,625 as of December 31, 2024 and June 30, 2024, respectively. As of December 31, 2024, nil NOL would expire by 2024 if not utilized. For the six months ended December 31, 2024 and 2023, deferred tax assets from accrued credit losses expense were RMB43,644 and nil, respectively.

For the six months ended December 31, 2024 and 2023, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2024 or June 30, 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

8. Ordinary Shares

As of December 31, 2024 and June 30, 2024, the Company had 10,000,000 Ordinary Shares, with par value of US$0.0001 each. On January 3, 2024, the Company filed the Amended and Restated Articles with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. In respect of matters requiring a shareholders’ vote, holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8. Ordinary Shares (cont.)

ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of the date hereof, there are 10,000,000 issued and outstanding Class A Ordinary Shares of the Company. Such share numbers are retrospectively applied to all periods presented as if the 10,000,000 Class A Ordinary Shares and nil Class B Ordinary Shares existed from the beginning of the first year presented.

9. Restricted Net Assets

The Group’s operations are conducted through its PRC subsidiaries. The Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s WFOE is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. As of December 31, 2024 and June 30, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Group’s PRC subsidiaries, that is included in the Group’s consolidated net assets were approximately $840,385 and $810,484, respectively.

10. Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were US$54,010 and US$40,575 for the six months ended December 31, 2024 and 2023, respectively., respectively.

11. Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of December 31, 2024, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in PRC. The Group believes that these financial institutions located in PRC are of high credit quality. For accounts receivable and due from related parties, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for credit losses. In this regard, the Group considers that the Group’s credit risk for accounts receivable and due from related parties is significantly reduced.

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11. Concentration of Risk (cont.)

Concentration of customers and suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the six months ended December 31, 2024 and 2023 or as of December 31, 2024 and June 30, 2024, respectively:

	A	B	C	D	E	F	G	H	I	J	K
Revenues, customer concentration risk
Six months ended December 31, 2024	—	*	—	—	—	*	—	11%	32%	21%	14%
Six months ended December 31, 2023	31%	24%	15%	15%	—	—	—	—	—	—	—

Accounts receivable, customer concentration risk
As of December 31, 2024	—	*	*	—	13%	*	—	13%	36%	14%	16%
As of June 30, 2024	13%	16%	*	*	18%	16%	13%	—	—	—	—

	L	M
Purchase, supplier concentration risk
Six months ended December 31, 2024	46%	54%
Six months ended December 31, 2023	100%	—

Accounts payable, supplier concentration risk
As of December 31, 2024	—	100%
As of June 30, 2024	100%	—
____________

*	Less than 10%.
—	No transaction incurred during the year/no balance existed as of the reporting date.

12. Commitments and Contingencies

As of December 31, 2024 and June 30, 2024, the Group has no operating lease commitment for more than 1 year.

For the six months ended December 31, 2024 and 2023, rental expenses under operating leases were approximately US$11,481 and US$14,012, respectively.

13. Earnings Per Share

Basic and diluted earnings per ordinary share for each of the year presented is calculated as follows:

	For the six months ended December 31,
	2024	2023
	US$	US$
Numerators
Net income	1,069,327	684,393

Denominators
Weighted average number of Class A Ordinary Shares outstanding-Basic and diluted*	10,000,000	10,000,000
Weighted average number of Class B Ordinary Shares outstanding-Basic and diluted*	—	—
Net income per Class A Ordinary Share-Basic and diluted*	0.11	0.07
Net income per Class B Ordinary Share-Basic and diluted*	—	—

3 E NETWORK TECHNOLOGY GROUP LIMITED
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

14. Due From/(To) Related Parties

The following is a list of the related parties with whom the Group conducted transactions during the six months ended December 31, 2024 and 2023, and their relation with the Group:

Name of the related parties	Relation with the Group
Mr. Joseph Shu Sang Law	Chairman of board of director
Mr. Tingjun Yang	Co-chief executive officer and director
Mr. Ye Tao	Co-chief executive officer
Mr. Zhiyong Lin	Chief technical officer
Ms. Hui Wang	Former chief financial officer

	As of December 31, 2024	As of June 30, 2024
	US$	US$
Due from related parties – current
Mr. Ye Tao	$5,936	$5,962
Ms. Hui Wang	—	25,614
Mr. Zhiyong Lin	—	437
	$5,936	$32,013

Due from related parties represents cash advanced to these related parties to use for the Company’s operations.

	As of December 31, 2024	As of June 30, 2024
	US$	US$
Due to a related party – current
Mr. Tingjun Yang	$63,000	$—
	$63,000	$—

Due to a related party – non-current
Mr. Joseph Shu Sang Law	$85,567	$402,202
	$85,567	$402,202

Due to a related party – current represented the payment from this related party on behalf of the Company for the Company’s operation. Due to a related party – non-current represents interest-free loan payable on money borrowed by the Company and used for daily operation. The payable is interest-free and has maturity date on September 30, 2027. As of the date of this financial statement, nil of the payable has been settled.

The major related party transactions with Mr. Joseph Shu Sang Law are summarized as follows:

Amount due to
US$
Balance as of July 1, 2024	$402,202
Loan borrowed from related party	50,859
Repayment of loan to related party	(370,541)
Exchange rate translation difference	3,047
Balance as of December 31, 2024	$85,567

15. Subsequent Events

On January 10, 2025, the Company closed its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276180, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2023 (as amended), and registration statement on Form F-1MEF (File No. 333-284169, “Form F-1 MEF”) (Form F-1 and Form F-1MEF, together, the “Registration Statements”). The registration statement on Form F-1 was declared effective by the SEC on December 20, 2024, and the registration statement on Form F-1 MEF became effective upon filing on January 7, 2025. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The total gross proceed and net proceed received by the Company is $5,000,000 and $4,301,959, respectively. An option for a period of 45 days after the effective date of the Registration Statements was granted to the underwriters to purchase up to 15% of the total number of the Class A ordinary shares to be offered in this IPO at the price of $4.00 per share.

The Company has granted the underwriters warrants to purchase Class A Ordinary Shares equal to five percent (5%) of the total number of Class A ordinary shares sold in this IPO, exercisable upon the closing of the IPO, at a price of $4.00 per share. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MASK.”

On March 21, 2025, the Hong Kong subsidiary of the Company, 3e Network Technology Company Limited (“HK 3e Network”), entered into two equity transfer agreements (“Equity Transfer Agreements”) with HongKong Techfaith Limited (“Techfaith”), under which HK 3e Network has agreed to sell, and Techfaith has agreed to acquire (“Share Transfer”): (i) 60% of equity interest of Guangzhou Sanyi Network for a total consideration of approximately RMB6,204,000 in cash; and (ii) 100% of equity interest of Guangzhou 3E Network for a total consideration of approximately RMB1,390,000 in cash. The Equity Transfer Agreements contain certain customary representations and warranties and closing conditions. As of the date of this report, the transaction is not yet closed.

The Company has evaluated subsequent events through the date of issuance of these interim consolidated financial statements, which was through April 16, 2025, and noted that there are no other material subsequent events.